UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS RECORD DELIVERIES OF 16,172 ELECTRIC VEHICLES IN JANUARY 2026 IN VIETNAM

Hanoi, January 12, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary domestic Vietnam deliveries of 16,172 electric vehicles (“EVs”)1 for January 2026, representing a 55% increase compared to the same period last year.

Notably, 3,868 Limo Green vehicles1 were delivered during the month, making it VinFast’s best-selling model for the month and further reinforcing its position as the best-selling seven-seat multi-purpose vehicle in Vietnam2. The VF 3 ranked second, with 3,185 vehicles1 delivered. The VF 5 ranked third with 2,737 vehicles1 delivered, followed by the VF 6 with 2,485 vehicles1 and the VF 7 with 975 vehicles1 delivered in the same month. VinFast’s two newest models, Minio Green and EC Van, also recorded strong performance, with 1,237 vehicles1 and 865 vehicles1 delivered, respectively.

The Company also announced a new complimentary charging program in Vietnam in celebration of the Lunar New Year 2026. VinFast customers who purchase VinFast EVs on or after February 10, 2026 will be eligible for complimentary charging at V-Green’s charging stations until February 10, 2029. Meanwhile, customers who purchased VinFast EVs prior to February 10, 2026 will be eligible for complimentary charging until the third anniversary of the applicable vehicle’s delivery date or any previously announced incentive charging programs for which they qualify, whichever is more favorable. Under the program, the Company will cover up to 10 charging sessions per vehicle per month.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note 1: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Note 2: Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: February 12, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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